December 13, 2019
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
072603-0107

VIA EDGAR SYSTEM

Ryan Sutcliffe U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Amended Registration Statement on Form N-1A
(Filed on October 15, 2019)
Dear Ryan:
On behalf of our client, FMI Funds, Inc., a Wisconsin corporation (Investment Company Act File No. 811-07831), which currently has three operating portfolios, and one portfolio that is being formed and to which the amendment relates, the FMI International Fund II – Currency Unhedged (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced amended registration statement (the “Registration Statement”). The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).
The Fund is submitting the following material to the Commission: (1) this letter, in html format, identifying the changes made in response to the Staff’s comments and (2) a PDF file of an amendment marked to indicate all changes to the Registration Statement in response to this letter. Please note that the amended Prospectus and Statement of Additional Information will be filed with a Rule 485(b) filing on the effective date, and the information in these documents will be updated for routine annual updating information before the Rule 485(b) filing is made.
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
Prospectus
1.Please complete any blanks or missing information in the Registration Statement.
Response: As requested, the Fund has completed all blanks in the Registration Statement, and filled in any missing information in the Registration Statement.
2.The prospectus references the ability to invest in exchange-traded funds (ETFs), but there are no acquired fund fees and expenses (AFFE) referenced in the expense table.  Please confirm that ETF investments are not expected to trigger the need for AFFE disclosure.
Response: The ETF investments of the Fund are not expected to trigger the need for AFFE disclosure in the expense table of the Fund.

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3.Please explain supplementally why the Prospectus includes the Investor Class when it indicates that it is not available for sale.
Response: The Fund has included the Investor Class as it desires to register that Class for sale now, in order to allow the Fund to efficiently launch that Class in the future.
4.Please confirm that the investment adviser to the Fund will not recoup waived fees in later years, or add disclosure to the Prospectus stating that the investment adviser may recoup fees and the terms on which the recoupment may be effected.
Response: The investment adviser to the Fund will not recoup waived fees. So, no disclosure has been added to the Prospectus.
5.Please confirm that the voluntary fee waiver will continue for no less than one year from the effective date of the Registration Statement. If not, please do not include the fee waiver in the One Year Expense Example. See Instruction 3(e) to Item 3 of Form N-1A.
Response: The voluntary waiver will continue until January 31, 2021, and cannot be terminated prior to that date. So, the Fund has included the voluntary fee waiver in the One Year Expense Example. The Fund believes this is permitted by Instruction 3(e) to Item 3 of Form N-1A.
6.Please confirm that the United States China trade dispute is not a risk to the Fund, or include a risk factor on this issue.
Response: The Fund has included risk factor disclosure on the United States China trade dispute.
7.Please include in the disclosure under Item 9 of Form N-1A all of the material disclosure on the Fund’s principal investment strategies and risks that are summarized in the disclosure under Item 4 of Form N-1A.
Response: The Fund notes that General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” So, consistent with General Instruction C.3(a) of Form N-1A and in order to avoid undesirable repetition of disclosure, the Fund has not repeated the Fund’s principal investment strategies and risks in the back half of the Prospectus, as the disclosure in the summary section under Item 4 contains a full disclosure of these items.
8.In the additional information section, there is disclosure on the ability of the Fund to temporarily hedge in certain circumstances. This disclosure contains a list of these circumstance, but at the end references “other conditions.” Please identify all other conditions, or delete the reference to “other” conditions.
Response: The Fund has revised the disclosure to delete the reference to “other” conditions. So, the disclosure only references identified conditions during which the Fund could engage in hedging.
9.In the additional information section, there is a non-principal risk factor on ETFs. Please include the specific risk factors related to ETFs that were discussed with the Staff.
Response: The Fund has revised the disclosure to include the ETF risk factors discussed with the Staff.

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Statement of Additional Information
10.Please clarify in fundamental investment restriction number 8 that the concentration limit applies to a particular industry “or group of industries,” as provided in Form N-1A.
Response: The Fund has revised fundamental investment restriction number 8 to clarify that the concentration limit applies to a particular industry “or group of industries,” as provided in the Form N-1A.
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Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer